Exhibit 99.1

UTStarcom Appoints Independent Director and New Audit Committee Chairman

BEIJING, CHINA — October 25, 2012 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI) a leading provider of broadband equipment and solutions, today announced the appointment of Mr. Sean Shao as an independent director to UTStarcom’s Board of Directors, effective October 25, 2012.

With Mr. Shao’s appointment, UTStarcom’s Board of Directors will consist of seven directors, including five independent directors.  Mr. Shao will serve on the Company’s Audit Committee, increasing the number of members to three, and will replace Mr. Robert Pu as Chairman of the Audit Committee.  This is a position vacated by Mr. Pu when he assumed the role of UTStarcom’s Chief Financial Officer on October 12, 2012.  Mr. Shao will also serve on the Company’s Nominating and Corporate Governance and Compensation Committees.

Mr. Shao is a highly qualified and experienced financial executive, having served as an independent director as well as the chief financial officer of several US-listed companies.  With respect to his director experience, he currently serves on the boards of Xueda Education Group, AsiaInfo-Linkage, and Agria Corporation, among others.  In each case he holds important leadership positions, including Chairman of the Audit Committee and Chairman of the Compensation Committee, respectively.

With respect to his executive experience, from 2006 to 2008 Mr. Shao was the Chief Financial Officer of Trina Solar Limited.  He was the Chief Financial Officer of China Edu Corporation from 2005 to 2006 and the Chief Financial Officer of Watchdata Technologies Ltd from 2004 to 2005.  Earlier in his career, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade.  Mr. Shao received a master’s degree in health care administration from the University of California at Los Angeles and a bachelor’s degree in art from East China Normal University.  He is currently a member of the American Institute of Certified Public Accountants.

“We are very pleased to welcome Mr. Shao to the Board,” said Xiaoping Li, Chairman of UTStarcom’s Board of Directors. “Having served as a chief financial officer and an independent director of several US-listed companies, Mr. Shao has extremely relevant and valuable experience in accounting, corporate finance, and mergers and acquisitions.  He is therefore perfectly suited to assume the role of Chairman of the Audit Committee and we believe he will make significant contributions to bolstering our financial controls and governance as we continue to move through our ongoing strategic transition.”

About UTStarcom Holdings Corp.

UTStarcom is a leading provider of broadband equipment and solutions for cable and telecom operators. The Company sells its solutions to operators in both emerging and established telecommunications and cable markets around the world. UTStarcom enables its customers to rapidly deploy revenue-generating access services using their existing infrastructure, while providing a migration path to cost-efficient, end-to-end IP networks.

UTStarcom was founded in 1991 and listed on the NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In year 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-Looking Statements

This release includes forward-looking statements, including statements regarding the effect of Mr. Shao’s appointment on the Company’s Board of Directors and Audit Committee and the Company’s financial controls and governance.  These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to, changes in the composition of the Company’s Board of Directors or Audit Committee, changes in the financial controls and governance of the Company, changes in government regulations, as well as risk factors identified in its latest Annual Report on Form 20-F, Current Reports on Form 6-K, as filed with the Securities and Exchange Commission.  UTStarcom is in a period of transition and the conduct of its business is exposed to additional risks as a result.  All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company assumes no obligation to update any such forward-looking statement.

Contacts:

UTStarcom Holdings Corp.

Ms. Jing Ou-Yang

+86-10-8520-5153

jouyang@utstar.com

FTI Consulting, Inc.

Mr. Eric Boyriven (New York)

+212-850-5671

Eric.Boyriven@fticonsulting.com

Ms. May Shen (Beijing)

+86-10-8591-1951

May.Shen@fticonsulting.com

Mr. Daniel DelRe (Hong Kong)

+852-3768-4547

Daniel.DelRe@fticonsulting.com